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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            Ugly Duckling Corporation
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   903512 10 1
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                                 (CUSIP Number)

                               Paul M. Gales, Esq.
                         Squire, Sanders & Dempsey, LLP
                      40 North Central Avenue, Suite 2700
                                Phoenix, AZ 85004
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 4, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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
CUSIP No.: 903512 10 1
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
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Ernest C. Garcia, II
----------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      /X/

                  (b)
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         3.       SEC Use Only
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         4.       Source of Funds (See Instructions):  PF, OO
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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         6.       Citizenship or Place of Organization:  United States of America
----------------------------------------------------------------------------------------------------------------------


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Number of Shares     7.       Sole Voting Power:  4,520,000
Beneficially by
Owned by Each
Reporting Person     8.       Shared Voting Power:  -0-
With

                     9.       Sole Dispositive Power:  4,520,000


                     10.      Shared Dispositive Power:  -0-
----------------------------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 4,520,000
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /x/
----------------------------------------------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11): 36.5%
----------------------------------------------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instruction):  IN

                                       2
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
CUSIP No.: 903512 10 1
----------------------------------------------------------------------------------------------------------------------
         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Gregory B. Sullivan
----------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      /X/

                  (b)
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         3.       SEC Use Only
----------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):  PF, OO, SC
----------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization:  United States of America
----------------------------------------------------------------------------------------------------------------------


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Number of Shares     7.       Sole Voting Power:  395,800 (includes options to purchase 336,000 shares)
Beneficially by
Owned by Each
Reporting Person     8.       Shared Voting Power:  -0-
With

                     9.       Sole Dispositive Power:  395,800 (includes options to purchase 336,000 shares)


                     10.      Shared Dispositive Power:  -0-
-------------------- -------------------------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  395,800 (includes options to purchase 336,000 shares)
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   /X/
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         13.      Percent of Class Represented by Amount in Row (11): 3.2%
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         14.      Type of Reporting Person (See Instruction):  IN

Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Schedule 13D statement dated September 14, 2000, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended to update certain information concerning Ernest C. Garcia, II and to furnish required information regarding Gregory B. Sullivan.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a) - (c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

Ernest C. Garcia, II, a United States citizen. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia is the Chairman of the Board of Directors of the Company and President of Verde Investments, Inc., an Arizona corporation principally engaged in commercial real estate investments ("Verde"). The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. The principal business address of Verde is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016.

                                       3
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Gregory B. Sullivan, a United States citizen. Mr. Sullivan's business address is
2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. Mr. Sullivan is Chief Executive Officer of the Company.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds in the aggregate amount of approximately $970. All Common Stock of the Company acquired or held by Mr. Sullivan to date has been acquired with personal funds and funds financed by the Company in the aggregate amount of approximately $435,500 (of which approximately $198,000 represents funds financed by the Company). In the future, the Reporting Persons, together or individually, may purchase additional shares of Common Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. The Reporting Persons currently have no definitive arrangements in place with respect to any such borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety to read as follows:

Mr. Ernest C. Garcia II believes that the Common Stock of the Company may represent an attractive investment opportunity at its recent trading prices. Mr. Garcia has made an offer (the "Offer") to the Board of Directors of the Company to purchase all of the outstanding shares of the Common Stock of the Company not already owned by Mr. Garcia. Mr. Garcia currently owns approximately 36.5% of the Company's outstanding shares of Common Stock. Under the terms of the Offer, the Company would merge with a new entity ("Newco") owned by Mr. Garcia. The other shareholders of Common Stock of the Company would receive $8.50 per share, consisting of $2.50 in cash and $6.00 in subordinated indebtedness of Newco. The merger would be conditioned upon, among other things, the approval of the Board of Directors and shareholders of the Company. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own an aggregate of 4,915,800 shares, approximately 39.7%, of the Common Stock of the Company consisting of:
(i) 4,500,000 shares owned directly by Mr. Garcia and 59,800 shares owned directly by Mr. Sullivan, and (ii) 20,000 and 336,000 shares which Mr. Garcia and Mr. Sullivan, respectively, have the right to acquire under presently exercisable stock options. Each of the Reporting Persons disclaim beneficial ownership of the shares beneficially owned by the other.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them.

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(c)      None of the Reporting Persons has effected any transaction in securities of the Company during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to the terms of the Offer, Greg Sullivan, Chief Executive Officer of the Company, will purchase, or receive an option to purchase a twenty percent (20%) interest in the surviving entity. The specific terms of Mr. Sullivan's participation have not yet been determined.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number               Description
--------------               -----------
        1                    Merger Proposal, dated October 3, 2000, from Ernest
                             C. Garcia, II to the Board of Directors of the
                             Company

        2                    Certificate Regarding Joint Filing


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 4, 2000

                                   ------------------------------------
                                   Date


                                   /s/ Ernest C. Garcia, II
                                   ------------------------------------
                                   Ernest C. Garcia, II



                                   /s/ Gregory B. Sullivan
                                   ------------------------------------
                                   Gregory B. Sullivan


                                       6
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
Exhibit Number               Description
--------------               -----------
        1                    Merger Proposal, dated October 3, 2000, from Ernest
                             C. Garcia, II to the Board of Directors of the
                             Company

        2                    Certificate Regarding Joint Filing